SABRE CORPORATION

3150 Sabre Drive

Southlake, TX 76092

April 14, 2014

VIA EDGAR CORRESPONDENCE

Mr. Mark P. Shuman

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Sabre Corporation
Registration Statement on Form S-1 (File No. 333-193438)

Dear Mr. Shuman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sabre Corporation (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will be declared effective by 2:00 PM, Eastern Time, on April 16, 2014 (the “Effective Date”), or as soon as possible thereafter.

We ask, however, that the Registration Statement not be declared effective until you speak to our counsel on the Effective Date.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Mr. Mark P. Shuman

Securities and Exchange Commission

P. 2

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pamela L. Marcogliese of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225-2556, prior to declaring the Registration Statement effective on the Effective Date, or if you have any other questions or concerns regarding this matter.

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Mr. Mark P. Shuman

Securities and Exchange Commission

P. 3

Very truly yours,

SABRE CORPORATION

By:	/s/ Thomas Klein
Name:	Thomas Klein
Title:	President and Chief Executive Officer

cc:	Melissa Walsh

Stephen Krikorian

Matthew Crispino

Securities and Exchange Commission

Sterling L. Miller

Sabre Corporation

David Lopez

Cleary Gottlieb Steen & Hamilton LLP

Craig E. Marcus

Ropes & Gray LLP